Exhibit 99.8

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Annual Report Form 40-F of Alamos Gold Inc. for the year ended December 31, 2012 of our report dated February 19, 2013 with respect to the consolidated statements of Alamos Gold Inc. included herein.

Toronto, Canada March 29, 2013	(Signed) ERNST & YOUNG LLP Chartered Accountants Licensed Public Accountants